July 2, 2024

Xiaoqiu Zhang
Chief Executive Officer
Park Ha Biological Technology Co., Ltd.
50 Xiuxi Road, Building 3, 14th floor
Binhu District, Wuxi City, Jiangsu Province
People   s Republic of China 214135

       Re: Park Ha Biological Technology Co., Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 17, 2024
           CIK No. 0001986247
Dear Xiaoqiu Zhang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 6, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Prospectus Summary
Transfers of cash to and from our subsidiaries, page 4

1. We note your revised disclosure in response to comment 3, including your revised disclosure on page 5 that "[t]o the extent cash or assets of our business is in Hong Kong, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money into and out of Hong Kong, to distribute earnings and pay dividends to and from and among our subsidiaries. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business and may affect our ability to receive funds from our subsidiary in Hong Kong." Please revise the
 July 2, 2024
Page 2

       disclosure throughout your filing, including on your cover page where you discuss restrictions on your ability to transfer cash, and your summary risk factors, to include this disclosure.
Risk Factors Summary
Risks Related to Doing Business in the PRC, page 10

2. We note your revised disclosure in response to comment 5. For clarity, please revise your summary risk factors to include the heading of each of the risk factors to which you cross reference. In addition, where you disclose that "[t]he PRC government may intervene or influence our Operating Subsidiaries' operations at any time, or may exert more oversight and control over the China operations of an offshore holding company," please also disclose that the PRC government may intervene or influence your Hong
Kong
       subsidiary's operations at any time. Make conforming changes to your risk factor disclosures, including but not limited to your risk factors on pages 23 and 24. Please further clarify that any such changes in the PRC regulations could result in a material change in the Company's operations rather than limiting the scope of the potential impact to your Operating Subsidiaries and China operations of an offshore holding company.
Implications of Being an Emerging Growth Company, page 19

3. As previously requested in comment 6, please disclose your specific election to opt-in to complying with any new or revised financial accounting standards until such date that a private company is otherwise required to comply under Section 102(b)(1) of the Sarbanes-
       Oxley Act of 2002, if correct, and that this election may result in your financial statements not being comparable to companies that comply with public company effective dates.
       Also address this comment with your risk factor disclosure on page 56. Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at
202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   William S. Rosenstadt